

January 5, 2012

Ruiquan Li
Chief Executive Officer
Pacific Bepure Industry, Inc.
No. 78 Kanglong East Road, Yangdaili, Chendai Township
Jinjiang City, Fujian Province, P.R. China 362200

> **Re: Pacific Bepure Industry, Inc.**
> **Form 10-K for the Fiscal Year End**
> **December 31, 2010**
> **Filed March 31, 2011**
> **File No. 333-149898**

Dear Mr. Li:

We issued comments to you on the above captioned filing on November 9, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 20, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by January 20, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant